UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Synova Healthcare Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87163H 10 2

(CUSIP Number)

Alan L. Zeiger, Esq.

Alan H. Lieblich, Esq.

Jeffrey M. Taylor, Esq.

Blank Rome LLP

One Logan Square

Philadelphia, Pennsylvania 19103

(215) 569-5500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 12, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 87163H 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). 04-3029993 Galt Industries, Inc. (“Galt”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 0 8. Shared Voting Power 13,660,587 9. Sole Dispositive Power 0 10. Shared Dispositive Power 619,500[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,660,587
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 43.6%
14.	Type of Reporting Person (See Instructions) CO

[1]	Does not include (i) 13,029,422 shares of Issuer Common Stock (as defined in Item 1 below) which are to be issued to Galt pursuant to the Agreement and Plan of Merger (the “Merger Agreement’) dated January 12, 2007 among the Issuer, Synova Acquisition 2006 Corp., Allendale Pharmaceutical, Inc., Gene Detroyer and Robert Staab which is attached hereto as Exhibit A or (ii) 11,665 shares of Issuer Common Stock issuable by the Issuer upon the exercise by Galt of options to purchase API Stock, which is then converted into the right to receive Issuer Common Stock. Until January 12, 2008, such shares are the subject of a lock up agreement (the “Lock-Up Agreement”) between Galt and the Issuer attached hereto as Exhibit B.

SCHEDULE 13D

CUSIP No. 87163H 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). George T. Votis
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 0 8. Shared Voting Power 13,660,587 9. Sole Dispositive Power 0 10. Shared Dispositive Power 619,500[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,660,587
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 43.6%
14.	Type of Reporting Person (See Instructions) IN

[1]	Does not include 13,029,422 shares of Common Stock (as defined in Item 1 below) which are to be issued to Galt (in which George Votis serves as the Chief Executive Officer, Chairman of the Board and is the sole director and stockholder) pursuant to the Merger and (ii) 11,665 shares of Issuer Common Stock issuable by the Issuer upon the exercise by Galt of options to purchase API Stock, which is then converted into the right to receive Issuer Common Stock. Until January 12, 2008, such shares are the subject of a lock up agreement (the “Lock-Up Agreement”) between Galt and the Issuer attached hereto as Exhibit B.

Item 1. Security and Issuer

This statement on Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Issuer Common Stock”), of Synova Healthcare Group, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1400 North Providence Road, Suite 6010, Media, PA 19063.

Item 2. Identity and Background

(a)	This statement is filed by:

Galt Industries, Inc. (“Galt”)

George T. Votis (“Votis”), as the Chief Executive Officer, sole director and holder of 100% of the outstanding stock of Galt.

(b)	The business address of Galt is 655 Madison Avenue, 24th Floor, New York, NY 10021 and of Votis is 3140 South Ocean Blvd., 104N, Palm Beach, Florida 33480.

Galt and Votis are each individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(c)	Galt is a private management company which focuses on the acquisition and operation of distribution, consumer products, manufacturing and the pharmaceutical business. Votis is the CEO, sole director and sole shareholder of Galt, whose principal business address is 655 Madison Avenue, 24th Floor, New York, NY 10021 and a director of the Issuer.

(d) and (e)

During the last five years, no Reporting Person has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Galt is a Delaware corporation and Votis is a Canadian citizen.

Item 3. Source and Amount of Funds or Other Consideration.

In connection with the merger of Merger Sub into Allendale Pharmaceuticals, Inc. (“API”), each share of API common stock was converted into the right to receive 2.2746607 shares of Issuer Common Stock. Prior to the Merger, Galt was the owner of 5,581,531 shares of API common stock, entitling Galt to receive 12,696,089 shares of Issuer Common Stock. Galt is also entitled to receive 333,333 shares of Issuer Common Stock in consideration of the granting of certain indemnification obligations. Galt is also the holder of options (the “Galt Options”) to purchase 5,128 shares of API Common Stock. Pursuant to the terms of the Merger Agreement, upon the exercise of such options, Galt will be entitled to receive 11, 665 shares of Issuer Common Stock.

Pursuant to the Securities Purchase Agreement dated January 12, 2007 (the “Securities Purchase Agreement”) among the Issuers and the purchasers signatory thereto, Galt acquired a senior convertible promissory note (the “Note”) which is convertible into 295,000 shares of Issuer Common Stock and a warrant (the “Warrant”) which is exercisable for up to 324,500 shares of Issuer Common Stock. The Note and the Warrant were acquired by Galt with its working capital.

In connection with the Merger, the Issuer’s Board of Directors was increased by one member and Votis was elected to fill such vacancy.

Item 4. Purpose of the Transaction

On January 12, 2007 the Issuer, Synova Acquisition 2006 Corp. (“Merger Sub”), API, Gene Detroyer (“Detroyer”) and Robert Staab (“Staab”) entered into the Merger Agreement, pursuant to which Merger Sub merged (the “Merger”) with and into API, with API being the surviving corporation and a wholly owned subsidiary of the Issuer. The purpose of this transaction was for the Issuer to acquire the business of API. The issuance of shares of Issuer Common Stock to Galt will be made as the consideration in the Merger to Galt, as the former 84.6% stockholder of API. Galt is also entitled to receive an additional 333,333 shares of Issuer Common Stock in consideration of the granting of certain indemnification rights to the Issuer. These shares are being held in escrow pursuant to the Escrow Agreement (as defined in Item 6 below).

Pursuant to the Note and the Warrant, Galt may acquire an additional 295,000 and 324,500 shares of Issuer Common Stock, respectively.

The Merger Agreement is attached as Exhibit A hereto. The Escrow Agreement is attached hereto as Exhibit C. The Note is attached hereto as Exhibit G. The Warrant is attached hereto as Exhibit H.

Except as set forth in this Schedule 13D, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of this statement on Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)	As of the filing date of this statement on Schedule 13D, pursuant to the Merger Agreement, Galt has the right to acquire (and therefore is deemed to have beneficial ownership of) 13,660,587 shares of Issuer Common Stock, which represents 43.6% of the outstanding Issuer Common Stock, based upon 17,686,780 shares of Issuer Common Stock issued and outstanding on January 12, 2007, as represented by the Issuer in the Merger Agreement plus (i) 13,029,422 shares of Issuer Common Stock to be issued to Galt pursuant to the Merger Agreement, (ii) 11,655 shares of Issuer Common Stock to be issued to Galt upon the exercise in full of the Galt Options, (iii) 295,000 shares of Issuer Common Stock to be issued to Galt upon the conversion of the Note in full and (iv) 324,500 shares of Issuer Common Stock to be issued to Galt upon the exercise in full of the Warrant.

(b)	For the purposes of Rule 13d-3 promulgated under the Act, each Reporting Person may be deemed to have (i) shared power to vote or to direct the voting of 13,660,587 shares of Issuer Common Stock and (ii) shared power to dispose of or to direct the disposition of 619,500 shares of Issuer Common Stock.

(c)	None, except for the transactions reported herein.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Merger Agreement

Galt entered into the Merger Agreement on January 12, 2007. A description of the Merger Agreement has been provided in response to Items 3 and 4 above.

Lock-Up Agreement

In connection with a private placement (the “Private Placement”) that occurred simultaneously with the Merger, the investors in the Private Placement required, as a condition to the closing thereof, that Galt (as the beneficial owner of 10% of more of Issuer Common Stock) and Votis (as a director of the Issuer) enter into a lock up agreement (the “Lock-Up Agreement”) pursuant to which Galt and Votis agreed during the one-year period commencing January 12, 2007 that they will not offer, pledge, sell, contract to sell, sell any option or contract to purchase or otherwise dispose of , directly or indirectly, or announce the offering of any of such beneficial owner’s shares of Issuer Common Stock issuable pursuant to the Merger (including any securities convertible into or exchangeable for, or representing the rights to receive, such beneficial owner’s shares).

Securities Purchase Agreement

Pursuant to the terms of a Securities Purchase Agreement, Galt purchased the Note and the Warrant which, upon conversion/exercise, entitles Galt to acquire 295,000 and 324,500 shares of Issuer Common Stock, respectively. The Securities Purchase Agreement provides the purchasers named therein, including Galt, with certain rights with respect to future proposed issuances of Issuer Common Stock, including participation rights, the right to approve certain issuances of securities of the Issuer and the right to approve the filing of certain future registration statements of the Issuer.

Escrow Agreement

In order to secure the indemnification obligations set forth in the Merger Agreement and any downward adjustment to the merger consideration to be received by the API stockholders, each of Galt, Detroyer and Staab collectively deposited or caused to be deposited in escrow one million (1,000,000) shares of Synova Common Stock to be received by them (the “Escrow Shares”). The Escrow Shares will be held and released in accordance with the terms of the Escrow Agreement between the Issuer, the Stockholders and Blank Rome LLP as the escrow agent. Galt has beneficial ownership of 333,333 of the Escrow Shares.

Registration Rights Agreements

Merger Registration Rights Agreement

In connection with the Merger Agreement, the Issuer and Galt entered into a Registration Rights Agreement (the “Merger Registration Rights Agreement”). Pursuant to the terms of the Merger Registration Rights Agreement, if the Issuer proposes to register any of its stock or other securities under the Securities Act in a public offering solely for cash, the Issuer must, except in certain circumstances, promptly give Galt notice of such proposal. Upon the request of Galt given in accordance with the Registration Rights Agreement, the Issuer must cause to be registered all of the registrable securities acquired in the Merger that Galt has requested to be included in such registration statement. However, if the Issuer is unable to register all of the securities it seeks to include in such registration statement, the Issuer may exclude all of Galt’s securities proposed to be registered before it excludes securities to be registered pursuant to the Registration Rights Agreement in connection with the Private Placement referred to above.

Private Placement Registration Rights Agreement

Under the Private Placement Registration Rights Agreement, the Issuer is obligated to file with the SEC one or more registration statements covering the resale of 10,106,034 shares underlying securities issued in the Private Placement.

Upon the occurrence of certain events specified in the Private Placement Registration Rights Agreement, Issuer will be required to pay to Galt and the other holders of Notes an amount in cash or in Common Stock of the Issuer, at its election, in the principal amount of 1.5% per month for each month that such default continues for a term not to exceed 21 months.

Note

Pursuant to the terms of the Note, Galt may, at its option convert the unpaid principal amount (and any accrued but unpaid interest) of the Note into shares of the Issuer’s Common Stock at the applicable conversion price. The conversion price is initially set at $1.00 and is subject to “full ratchet” anti-dilution protection. The Note bears interest at an annual interest equal to 6.5% and may, at the Issuer’s option be paid in kind by increasing the principal amount of the Note. Galt may require the Issuer to redeem the Note, upon an event of default thereunder and under certain other circumstances, and the Issuer has the right to repurchase or the obligation to redeem the Note, all as provided pursuant to the terms of the Note.

Warrant

Pursuant to the terms of the Warrant, Galt may, upon exercise of the Warrant, and payment of the applicable exercise price, which is initially $1.00 per share, acquire up to 324,500 shares of the Issuer’s Common Stock. The exercise price and the number of shares issuable upon exercise of the Warrant are subject to “full-ratchet” anti-dilution protection.

Copies of the Merger Agreement, the Lock-Up Agreement, the Escrow Agreement, Securities Purchase Agreement, Merger Registration Rights Agreement, Private Placements Registration Rights Agreement, Note and Warrant are filed as Exhibit A, B, C, D, E, F, G and H, respectively, and are incorporated by reference to the Issuer’s Form 8-K filed with the Commission on January 17, 2007. The summaries of such agreements contained in this statement on Schedule 13D are qualified in their entirety by reference to such agreements.

Except as described in this statement on Schedule 13D or the Exhibits hereto, to the knowledge of each Reporting Person, there are no contracts, arrangements, understandings or relationships between such Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to those relating to the transfer or voting of any shares of Common Stock, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees or profits, division of profits or loss or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

Each of the following exhibits is incorporated by reference herein from the Issuer’s Form 8-K filed with the Commission on January 17, 2007 (File No. 0-51492).

Exhibit No.	Document
A	Agreement and Plan of Merger, dated as of January 12, 2007, by and among Synova Healthcare Group, Inc., Synova 2006 Acquisition Corp., Allendale Pharmaceuticals, Inc., Galt Industries, Inc., Gene Detroyer and Robert Staab

B	Lock-Up Agreement, dated as of January 12, 2007, by and between Synova Healthcare Group, Inc. and Galt Industries, Inc.

C	Escrow Agreement dated January 12, 2007 among the Issuer, Blank Rome LLP, as escrow agent, Votis, as the Stockholders’ Representative, Gene Detroyer, Robert Staab and Galt Industries, Inc.

D	Securities Purchase Agreement, dated as of January 12, 2007, by and among Synova Healthcare Group, Inc. and each of the purchaser signatories thereto

E	Registration Rights Agreement, dated as of January 12, 2007, by and between Synova Healthcare Group, Inc. and Galt Industries, Inc.

F	Registration Rights Agreement dated January 12, 2007 among the Issuer and the signatories thereto

G	6.5% Senior Convertible Promissory Note issued to Galt

H	Warrant to purchase up to 324,500 shares issued to Galt

SIGNATURES

After reasonable inquiry and to the best of the undersigneds’ knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2007

GALT INDUSTRIES, INC.

By:	/s/ George Votis
Title:	Chief Executive Officer

/s/ George Votis
George Votis

Joint Filing Agreement

As required by Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended, each Reporting Person on whose behalf this Statement is filed agrees that this Statement is, and any subsequent amendments hereto will be filed on behalf of each of them.

Date: January 23, 2007	GALT INDUSTRIES, INC.

	By:	/s/ George Votis
Chief Executive Officer

Date: January 23, 2007		/s/ George Votis
George Votis

EXHIBIT INDEX*

Description

Exhibit No.
A	Agreement and Plan of Merger, dated as of January 12, 2007, by and among Synova Healthcare Group, Inc., Synova 2006 Acquisition Corp., Allendale Pharmaceuticals, Inc., Galt Industries, Inc., Gene Detroyer and Robert Staab.

B	Lock-Up Agreement, dated as of January 12, 2007, by and between Synova Healthcare Group, Inc. and Galt and Votis.

C	Escrow Agreement dated January 12, 2007 among the Issuer, Blank Rome LLP, as escrow agent, Votis, as the Stockholders’ Representative, Gene Detroyer, Robert Staab and Galt Industries, Inc.

D	Securities Purchase Agreement, dated as of January 12, 2007, by and among Synova Healthcare Group, Inc. and each of the purchaser signatories thereto.

E	Registration Rights Agreement, dated as of January 12, 2007, by and between Synova Healthcare Group, Inc. and Galt Industries, Inc.

F	Registration Rights Agreement dated January 12, 2007 among the Issuer and the signatories thereto.

G	6.5% Senior Convertible Promissory Note issued to Galt

H	Warrant to purchase up to 324,500 shares issued to Galt

*	Each of the following exhibits is incorporated by reference herein from the Issuer’s Form 8-K filed with the Commission on January 17, 2007 (File No. 0-51492).